Mail Stop 4561

November 17, 2006

Mr. Charles G. Baltuskonis
Executive Vice President, Chief Financial Officer
Community West Bancshares
445 Pine Avenue
Goleta, California 93117

> **Re: Community West Bancshares**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **File No. 000-23575**

Dear Mr. Baltuskonis:

    We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                        Sincerely,

                        Joyce Sweeney
                        Accounting Reviewer